Exhibit 99.1

Texxon Holding Limited Announces Pricing of $9.5 Million Initial Public Offering

Shanghai, China October 22, 2025 -- Texxon Holding Limited (the “Company” or “Texxon”), a leading provider of supply chain management services in the plastics and chemical industries in East China, today announced the pricing of its initial public offering (the “Offering”) of 1,900,000 ordinary shares at a public offering price of US$5.00 per ordinary share. The ordinary shares have been approved for listing on the Nasdaq Capital Market and are expected to commence trading on October 22, 2025 under the ticker symbol “NPT.”

The Company expects to receive aggregate gross proceeds of US$9.5 million from the Offering, before deducting underwriting discounts and other related expenses. In addition, the Company has granted the underwriters an over-allotment option to purchase up to an additional 285,000 ordinary shares at the public offering price, less underwriting discounts. The Offering is expected to close on or about October 23, 2025, subject to the satisfaction of customary closing conditions.

The net proceeds from the Offering will be used for (i) construction of a factory to manufacture polystyrene, including production lines, storage facilities, and supporting infrastructure, located in Henan Province, China (the “Henan Polystyrene Factory”), and operations and the expansion of production facilities at the Henan Polystyrene Factory; (ii) updating supply chain management platform; and (iii) working capital.

The Offering is being conducted on a firm commitment basis. D. Boral Capital LLC is acting as the sole book-running manager for the Offering (the “Underwriter”).

A registration statement on Form F-1 relating to the Offering, as amended, has been filed with the U.S. Securities and Exchange Commission (the “SEC”) (File Number: 333-281530) and was declared effective by the SEC on September 30, 2025. The Offering is being made only by means of a prospectus. Copies of the prospectus relating to the Offering, when available, may be obtained from D. Boral Capital LLC by standard mail to D. Boral Capital LLC, 590 Madison Avenue, 39th Floor, New York, NY 10022, or by email at info@dboralcapital.com, or by calling +1 (212) 970-5150. In addition, copies of the final prospectus relating to the Offering, when available, can also be obtained via the SEC’s website at www.sec.gov.

Before you invest, you should read the prospectus and other documents the Company has filed or will file with the SEC for more information about the Company and the Offering. This press release does not constitute an offer to sell, or the solicitation of an offer to buy any of the Company’s securities, nor shall there be any offer, solicitation or sale of any of the Company’s securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

About Texxon Holding Limited

Texxon Holding Limited is a leading provider of supply chain management services in the plastics and chemical industries in East China. Through its technology-enabled platform, the Company provides a full spectrum of services to Chinese SME customers, including procurement, shipping and logistics, payments and fulfillment services. It aspires to build the largest one-stop plastic and chemical raw material supply chain management platform in China, to streamline the complex and labor-intensive raw material procurement process and enhance convenience, cost-effectiveness, and efficiency for customers. Texxon has built a highly scalable distributed software architecture for continuous improvement, and an effective User Experience Design (UED) process to improve the customer experience. In addition, with over a decade of experience, the Company has amassed substantial transaction data, including supplier and customer information, price trends, category-specific price indexes and market demand volume, to analyze price trends and market demands and make informed decisions. For more information, please visit the Company’s website: ir.npt-cn.com.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements, including, but not limited to, the Company’s statements regarding the expected trading of its ordinary shares on the Nasdaq Capital Market, the closing of the Company’s proposed Offering and the Company’s statements regarding the intended use of proceeds from the Offering. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs, including the expectation that the Offering will be successfully completed. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this prospectus. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. The Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For more information, please contact:

Texxon Holding Limited

Investor Relations Department

Email: ir@totrade.cn

Ascent Investor Relations LLC

Tina Xiao

Phone: +1-646-932-7242

Email: investors@ascent-ir.com